Conference Title:  Copernic Inc. 2007 Q3 Earnings Call
Conference Date: November 9, 2007
Start Time: 10:00 a.m. ET
Reserved Length: 60 minutes

CCN Contact: Véronique Couture
Tel: 514-392-6755

Conference Logistics:

Participants
Live Conference Access information:
Local Access: 416-644-3417
Toll-Free Access: 1-800-731-5774

Chairperson and Speaker Dial-in Number
Toll-Free Access: 1-800-731-6941

Guest Speakers:
Martin Bouchard
Daniel Bertrand
Christine Papademetriou

Operator:

Good afternoon, ladies and gentlemen, and welcome to the Copernic Inc. Earnings Conference Call for Q3 2007. At this time, all participants are in a listen-only mode. Following today’s presentation, instructions will be given for the question-and-answer session. Please refrain from using any offensive language. If anyone needs assistance at any time during the conference, please press the star key, followed by the zero key. As a reminder, this conference is being recorded today. I would now like to turn the conference over to Christine Papademetriou, Marketing Director.

Mrs. Christine Papademetriou, Marketing Director

Good afternoon and welcome to Copernic’s Q3 2007 earnings conference call. Participating on the call today are Mr. Martin Bouchard, President and Chief Executive Officer and Mr. Daniel Bertrand, Executive Vice President and Chief Financial Officer. Today’s remarks will last about 15 minutes. Before I turn the call over to Mr. Bouchard, please note that Copernic has not provided guidance in the past and is not providing guidance for the fourth quarter of 2007 and moving forward. Please note, however, various remarks we make on this call about our future plans and prospects constitute forward-looking statements. For the purposes of the Safe Harbor provisions, under the Private Securities Litigation Reform Act, actual results may differ materially from those indicated by these forward-looking statements due to various important factors identified in the Company’s filings with the United States Securities and Exchange Commission and Ontario Securities Commission, including among other things, the spending environment for advertising sales and software licensing, dependence on third-party pay placement providers and dependence on third parties for content distribution or advertising delivery.

I will now turn over the call to Mr. Martin Bouchard.

Mr. Martin Bouchard, President and CEO

Good morning, everyone.

Thank you for being with us today.

Over the past quarter, Copernic has continued to progress in its efforts to strategically position the company as a leader in search technology and online advertising.

To achieve this goal, we have improved our sales team to be in line with marketing and sales objectives, continued the development and improvement of our technologies, while maintaining diligent control of our operating costs

During this past quarter, we have been very active at positioning the company for the upcoming release of Copernic Mobile, by:

▪	Releasing version 1.2 of the Copernic Mobile Beta software, featuring Apple iPhone optimization

▪	Hiring a public relations agency specializing in the mobile space to help the Company for the upcoming launch of Copernic Mobile

Also, we are continuing our efforts to reinforce our position in the US market as a leader in internet search technology with the expansion of our software programs and product line. We have taken innovative approaches to enhance and grow the sales of our products.

▪	We expanded our retail presence to increase software sales by growing our Value Added Reseller Network

▪
We upgraded our Copernic Desktop Search private label program with improved advertising and branding capabilities. In addition to ISP’s, major websites and portals, our software is also available for licensing as a Software Developers Kit (SDK) for IT consultants and web developers that want to integrate desktop search into their applications

▪	We launched our “partners in education program” to bring our technology to students while helping our corporate partners build brand awareness with their targeted audience.

▪
Finally, we have developed a corporate edition of our desktop search product. The new product, called CDS Corporate Edition, offers enterprise-oriented features to ease deployment, maintenance and support for use throughout organizations. In addition, this new software offers mobile integration, providing corporate customers seamless remote access to information stored on their computers. We have already signed and delivered three contracts and are actively working on adding more.

It is also important to mention that our sales team has been strengthened by the appointment of Mr. John V. Levon to oversee and direct sales efforts that are related to our software products and licensing in the United States. Mr. Levon brings an excellent track record of business development and has over 15 years experience in the information technology and e-commerce spaces, working for companies such as CGI Group and Medimedia. Mr. Levon’s appointment replaces Mrs. Michelle Chaboudy who is no longer with the Company.

One of the key elements in keeping Copernic moving forward toward our strategic goals is maintaining a strong cash position. In the third quarter, cash used in operations was only around $160 thousand, maintaining the company’s cash and cash equivalents of $7.67 million at quarter end. With our solid cash position, the Company can continue executing its plan to become a leader in search technology and online advertising.

I’d like to turn it over to Mr. Daniel Bertrand to go over the financial results for the third quarter in 2007.

Thank you.

Mr. Daniel Bertrand, EVP and CFO

Total Revenue:

o	Revenues in Q3 2007 totaled $1.87 million compared to $1.89 million for the same period in 2006.

▪	Search Advertising revenues were roughly flat, increasing slightly from $1,557,298 to $1,558,961

Copernic continues to face industry pressures related to advertising rates. In order to deal with the challenging operating environment, the Company is working toward optimizing traffic quality and signing new distribution deals with pay-per-click advertisers in Europe, while expanding into Asia and South America.

▪	Software licensing revenues increased from $59,379 to $206,268

The increase is mainly explained by to the sale of two new Copernic Desktop Search® software licenses.

▪	Customized development and maintenance support revenues decreased by $38,489 to $86,483 in the third quarter

▪	Graphic advertising revenues decreased by $134,525 to $14,894 due to the continuing decline in pop-up campaigns and a decrease in demand for other graphic ad units

o	Year to date revenues in 2007 increased by 7% to $6.5 million.

▪	The variance is mainly explained by the increase in search advertising revenues in Q1 and Q2 of the year

▪	We have two major customers from which 10% or more of year-to-date total revenues were derived. Revenues from them represented 35% of total revenues vs 33% same period last year.

Cost of revenues

▪	Cost of revenues in Q3 2007 were at $551,032, or 30% of revenues, compared to $530,729 or 28% of revenues for the same period in 2006

▪	For the year to date in 2007 the costs were $2.1 million or 32% of revenues, compared to $1.8 million or 30% for the same period in 2006.

The increase in percentage in 2007 is explained by higher payouts to partners who are delivering better quality traffic and higher advertiser conversion metrics.

Expenses

o	In Q3, total expenses were $2.4 million versus $4.0 million in the third quarter 2006. Excluding $1.7 million in settlement and write down costs in 2006, expenses were generally flat apart from:

▪	A $78K increase in general and administrative expense due to costs associated with lease termination of half of the head office space

▪	There were also increased legal fees in the quarter, but these were offset by decreases in salaries and expenses due to reduced personnel.

▪
YTD in 2007, the total expenses were $8.3 million compared to $9.4 million. Excluding $1.7 million in settlement and write down costs in 2006, expenses in 2007 were approximately $600,000 higher than for the same period in 2006, mainly due to termination costs of the former President and CEO.

o	Net loss

▪	For Q3 2007, net loss was $975K ($0.07 per share) vs $2.5 million ($0.18 per share) for the same period in 2006

▪	YTD net loss was $3.4 million ($0.24 per share) vs $4.69 million ($0.33 per share) for same period of last year

o	Other highlights

▪	The SEC closed its investigation of Copernic, formerly Mamma.com without recommending any enforcement action.

▪
The Company announced the appointments of Mr. Marc Ferland, former Vice President of Rogers Communications, and Mr. Lawrence Yelin, a Senior Partner of Fasken Martineau DuMoulin, LLP, to the Board of Directors.

▪	cQuest, a capital markets advisory affiliate of Christensen, was hired to provide investor and media relations services.

Concentration of credit risk with customers

▪
As at September 30, 2007, three customers represented 43% of net trade accounts receivable, compared to 71% from four customers for the same period last year, resulting in a significant concentration of credit risk.

▪
Management monitors the evolution of these customers closely in order to rapidly identify any potential problems. These customers have paid their accounts receivable as per their commercial agreements.

▪	The Company also monitors the other accounts receivable and there is no indication of material credit risk deterioration.

Liquidity and capital resources

o	Cash position at the end of Q3 totaled $7.67 million

▪	With this cash balance, the Company is well positioned to continue its product licensing opportunities and expand the Copernic Desktop Search product targeted to mobile phone users.

o	Cash Flow related to operating activities:

▪	In Q3 2007, we used $160K, compared to a contribution of $69K for the same period in 2006.

o	For the year to date in 2007: we used $769K compared to $312K for the same period last year.

This is explained by the increase of the loss from continuing operations, mainly due to termination costs of the former President and CEO in Q1 2007.

o	Investing activities:

▪
For the year to date in 2007 and 2006, investing activities generated cash from continuing operations of $5.4 million compared to $1.3 million due to reductions of temporary investments for these periods respectively

o	Financing activities:

▪	For the year to date in 2007, financing activities provided cash totalling $676,258 from the issuance of capital stock upon exercise of options compared to nil in 2006.

This completes the financial overview, I would now like to turn the call over to Martin Bouchard for the conclusion.

Thank you Daniel.

In conclusion, with initiatives, such as, the release of version 1.2 of Copernic Mobile beta, the improvement of our sales team and the launch of various marketing and communication programs, we believe that the Company is properly aligned and moving in the right direction.

In parallel, our stable cash position, speak to management’s commitment to delivering on shareholder expectations.

At this time, we are ready to answer your questions.

Conclusion:
Thank you for being with us today. We look forward to updating you on Copernic’s progress next quarter.